Valcent Products Inc.
(A Development Stage Company)
Interim Consolidated Financial Statements
For the Three Months Ended June 30, 2009 and 2008
As Amended October 15, 2009

The attached June 30, 2009 financial statements have been updated for a clerical error in that a prior period adjustment was not recorded in the March 31/09 financial statements originally filed on October 5, 2009 in Canada.

The error resulted from incorrect closing balances to the March 31, 2009 financial statements being applied to the June 30, 2009 financial statements.  The effect on the previously reported June 30, 2009 financial statements was to increase both share capital and accumulated deficit during the development stage by $679,558.  There was no effect on working capital, shareholders deficiency, net loss and comprehensive loss or loss per share.

Certain of the comparative March 31, 2009 and June 30, 2008 information which related to this error has also been updated.

The Company also corrected an additional clerical error which resulted in the June 30, 2009 loss per share being correctly disclosed as $0.05.

Also, as a result of these clerical errors the Company has also updated and corrected its MD&A disclosure.

The revised information outlined above had no effect on information filed on the Company's 20-F on October 15, 2009.

Valcent Products Inc.
(A Development Stage Company)
Interim Consolidated Financial Statements
For the Three Months Ended June 30, 2009 and 2008
As Amended October 15, 2009

Unaudited and Prepared by Management

(Expressed in Canadian Dollars)

Index                                                                                                                               Page

Interim Consolidated Financial Statements

Interim Consolidated Balance Sheets                                                                                                                    1

Interim Consolidated Statements of Operations and Deficit                                                                                    2

Interim Consolidated Statements of Cash Flows                                                                                                    3

Notes to the Interim Consolidated Financial Statements                                                                                     4 – 15

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4 3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of the interim consolidated financial statements by an entity’s auditor.

“F. George Orr”

F. George Orr
Chief Financial Officer and Director

Valcent Products Inc.
(A Development Stage Company)
Interim Consolidated Balance Sheets
Unaudited and Prepared by Management
(Expressed in Canadian Dollars)

	June 30, 2009	March 31, 2009
ASSETS
Current
Cash and cash equivalents	$ 407,554	$ 224,769
Accounts receivable (Note 5)	893,655	920,235
Prepaid expenses	67,748	102,670
Inventories (Note 6)	34,038	34,072

	1,402,995	1,281,746
Property and Equipment (Note 3)	1,097,528	1,070,216
Product License (Note 4)	1	1

	$ 2,500,524	$ 2,351,963

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$ 479,460	$ 541,802
Promissory notes payable (Note 7)	1,414,879	2,643,514
Due to related parties (Note 8)	118,550	186,645
Convertible notes	-	11,228

	2,012,889	3,383,189
Shareholders' Equity (Deficiency)
Share capital (Note 10)	38,912,744	21,957,516
Contributed surplus	5,462,219	5,462,219
Commitment to issue shares (Note 11)	2,519,003	16,955,228
Conversion component of convertible notes	-	4,310
Accumulated deficit from prior operations	(3,237,370)	(3,237,370)
Accumulated deficit during the development stage	(43,168,961)	(42,173,129)

	487,635	(1,031,226)

	$ 2,500,524	$ 2,351,963

Going-concern (Note 1), Commitments (Notes 4, 5, 7, 9, and 11), and Subsequent events (Note 12)

On behalf of the Board

         (signed) “F. George Orr”                                                       Director

See notes to the Interim Consolidated Financial Statements

Valcent Products Inc.
(A Development Stage Company)
Interim Consolidated Statements of Operations and Deficit
Unaudited and Prepared by Management
(Expressed in Canadian Dollars)

	For the Three Months Ended June 30, 2009	For the Three Months Ended June 30, 2008

Expenses
Product development costs	$ 695,290	$ 1,648,928
Interest, accretion and financing costs	208,606	184,113
Professional fees	170,262	124,920
Office and miscellaneous	51,566	114,903
Amortization	44,709	39,737
Filing and transfer agent fees	35,422	3,934
Investor relations	33,042	498,915
Travel	32,069	88,861
Rent	30,591	33,024
Advertising and media development	21,936	266,018
Interest on long-term debt	-	3,715

Loss from Operations	1,323,493	3,007,068
Other (Income) Expense
Foreign exchange gain	(327,661)	(90,987)

Net Loss and Comprehensive Loss for Period	(995,832)	(2,916,081)

Deficit During Development Stage, Beginning of Period	(42,173,129)	(24,317,639)

Deficit During Development Stage, End of Period	$ (43,168,961)	$ (27,233,720)

Loss Per Share – Basic and diluted	$ (0.05)	$ (1.13)

Weighted Average Number of Common Shares Outstanding	19,408,871	2,590,303

See notes to the Interim Consolidated Financial Statements

Valcent Products Inc.
(A Development Stage Company)
Interim Consolidated Statements of Cash Flows
 Unaudited and Prepared by Management
(Expressed in Canadian Dollars)

	For the Three Months Ended June 30, 2009	For the Three Months Ended June 30, 2008
Cash Provided By (Used In)
Operating Activities
Net loss for year	$ (995,832)	$ (2,916,081)
Items not involving cash
Interest, accretion and financing on convertible notes	208,606	64,492
Product development	-	419,177
Investor relations	34,042	441,215
Interest and penalties	-	120,536
Amortization	44,709	39,737
Foreign exchange loss (gain)	(327,661)	(90,987)
Changes in non-cash working capital items
capital items	(73,176)	(208,049)
	(1,110,523)	(2,129,960)
Investing Activity
Property and equipment	(72,021)	(143,494)

Financing Activities
Advances from related parties	(68,095)	416,494
Proceeds from issuance of common shares, net	-	1,820,346
Promissory notes payable	(504,520)	-
Proceeds from commitment to issue shares	1,937,733	12,125
Repayments of long-term debt	-	(6,489)
	1,365,118	2,242,442

(Decrease) Increase in Cash During Period	182,785	(31,012)
Cash and Cash Equivalents, Beginning of Period	224,769	163,437

Cash and Cash Equivalents, End of Period	$407,554	$132,425

See notes to the Interim Consolidated Financial Statements

Valcent Products Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)

1.      Nature of Business and Ability to Continue as a Going-Concern

Valcent Products Inc. (the “Company”) was incorporated under the Alberta Business Corporations Act on January 19, 1996.  The Company is in the development stage and is engaged principally in the research and development of consumer and industrial products and processes for global markets.

While the information presented in the accompanying interim consolidated financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations, and cash flows for the interim periods presented. The disclosures provided herein are incremental to those included with the annual consolidated financial statements. These interim financial statements follow the same accounting policies and methods of their application as the March 31, 2009 annual financial statements. They do not, however, conform in all respects to the requirements of Canadian generally accepted accounting principles (“GAAP”) for annual statements and as such these statements should be read in conjunction with our March 31, 2009 annual financial statements.

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going-concern, which assumes the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company incurred a net loss of $995,832 for the three months ended June 30, 2009 and as at June 30, 2009 the Company had total accumulated deficits of $46,406,331 and a working capital deficiency of $609,894. The Company’s ability to continue as a going-concern is dependent upon the economic development of its products, the attainment of profitable operations and the Company’s ability to obtain further financing.

The Company is currently seeking additional funding to finance its operations and obligations. Management is considering all possible financing alternatives, including equity financing, debt financing, joint-venture, corporate collaboration and licensing arrangements.  However, there can be no assurance that the Company will be successful in its financing attempts.

These consolidated financial statements do not include any adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going-concern.

On June 22, 2009, the shareholders of the Company approved a special resolution to reorganize the capital structure of the Company by a share consolidation of its common shares on the basis of eighteen old shares for one new share (18:1) which became effective July 16, 2009.

All references to common shares, stock options and warrants and their related pricing in these financial statements give effect to the share consolidation, unless otherwise noted.

2.       Significant Accounting Policies

Readers should refer to the Company’s March 31, 2009 consolidated financial statements for a summary of the Company’s significant accounting principles upon which these interim consolidated financial statements are based. Presented below are certain of the Company’s significant accounting policies used in these interim consolidated financial statements:

(a)	Principles of consolidation

These interim consolidated financial statements include the accounts of the Company and its wholly-owned, integrated subsidiaries, Valcent Products EU Limited and Valcent USA, Inc. and Valcent USA’s wholly-owned, integrated subsidiaries, Valcent Management LLC and Valcent Manufacturing Ltd. All significant inter-company transactions and balances have been eliminated.

These interim consolidated financial statements also include the Company’s proportionate share of the assets, liabilities, income and expenses of Vertigro Algae Technologies, LLC and the Vertigro Joint Venture, as described in Note 5.

(b)	Research and product development costs

Research costs are expensed as incurred. Development costs, which meet Canadian GAAP criteria including reasonable assurance regarding recoverability, are capitalized and amortized over the expected economic useful life of the product.  No development costs have been deferred to date.  As the Company is in the development stage, any revenue derived from the test marketing and development of products is considered to be an expense recovery and is, therefore, netted against product development costs.

(c)	Property and equipment

The Company amortizes its leasehold improvements on a straight-line basis over the life of the lease.  Other assets are amortized using the straight-line method over 10 years for building, 5 years for equipment, 3 1/3 years for computer equipment and 5 years for furniture and fixtures and automobiles.

During the year of acquisition, amortization is 50% of amounts otherwise determinable.

(d)	Foreign currency transactions and translation

The Company presents its financial statements in Canadian dollars.  Amounts recorded in foreign currencies are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the year-end exchange rates;
(ii)	Non-monetary assets and liabilities, at historical exchange rates; and
(iii)	Income and expense items, at the exchange rate in effect on the date of the transaction.

Gains and losses arising from the translation of foreign currency are included in operations for the year.

2.           Significant Accounting Policies (Continued)

(e)	Use of estimates and measurement uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates include the net realizable value of accounts receivable and inventories, impairment of property and equipment, rates of amortization, fair value of product license, amount of accrued liabilities, the variables used to calculate interest, accretion and financing costs on convertible notes, the variables used to calculate the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(f)	Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  However, the calculation of diluted loss per share excludes the effect of various conversions and the exercise of options and warrants and similar instruments that would be anti-dilutive.

(g)	Stock-based compensation

The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based awards to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to share capital.

New Canadian GAAP Accounting Standards

Accounting policies adopted.

On April 1, 2009 the Company adopted a new accounting standard for Goodwill and Intangible Assets, which defines the criteria for the recognition of intangible assets.  The implementation of this standard did not have an impact on the Company’s financial statements.

 3.     Property and Equipment

	June 30, 2009
	Cost	Accumulated Amortization	Net Book Value

Land	$ 275,240	$ -	$ 275,240
Building	686,750	425,356	261,394
Equipment	454,993	179,468	275,525
Computer equipment	149,119	105,690	43,429
Furniture and fixtures	90,002	53,282	36,720
Automobiles	60,242	13,127	47,115
Leasehold improvements	199,534	41,429	158,105
	$ 1,915,880	$ 818,352	$ 1,097,528

	March 31, 2009
	Cost	Accumulated Amortization	Net Book Value

Land	$ 275,240	$ - -	$ 275,240
Building	686,750	417,930	268,820
Equipment	394,056	162,642	231,414
Computer equipment	144,154	97,528	46,626
Furniture and fixtures	89,429	48,361	41,068
Automobiles	54,696	10,254	44,442
Leasehold improvements	199,534	36,928	162,606
	$ 1,843,859	$ 773,643	$ 1,070,216

4.   Product License

On July 29, 2005, the Company completed a licensing agreement (“Agreement”) for the exclusive worldwide marketing rights to the Nova Skincare System, the Dust Wolf, the Tomorrow Garden Kit and a right of first offer on future products developed by Pagic LP (“Pagic”), formerly MK Enterprises LLC, a private company with a former director in common.

In conjunction with the Agreement, the Company agreed to issue Pagic and its assignees 1,111,112 common shares at a deemed cost of US$1,000,000, based on the historical cost of the license, of which 645,110 common shares were issued during the year ended March 31, 2006 and the remaining 466,002 common shares were issued during the year ended March 31, 2007. Of the 1,111,112 common shares issued, 523,789 common shares were issued to parties that became related parties to the Company. During the year ended March 31, 2008, due to uncertainty in determining future cash flows related to products under license, the Company wrote-down the value of the product license by $1,306,074 to $1.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)

4.      Product License (Continued)

The Agreement requires the Company to pay Pagic and its assignees, royalties of US$10 per Nova Skincare System unit sold, US$2 per Duster unit sold and 4.5% of Tomorrow Garden Kit net sales.  In addition, the Company is required to pay a royalty of 3% of net sales related to ancillary product sales from these products.  In order to keep the products under license, the Company must pay a minimum royalty for each of the Nova Skincare System, Dust Wolf and Tomorrow Garden Kit products and their related ancillary products of US$37,500 beginning April 1, 2007 and US$50,000 per year thereafter. To keep the overall master license in good standing, the total of royalties and all other fees paid to Pagic shall be at least US$400,000 per year beginning April 1, 2007. During the year ended March 31, 2009, $318,250 (2008 - $565,135) was paid or accrued to Pagic under the terms of the license.

During the year ended March 31, 2009, the Company discontinued development of its Nova Skincare System and Dust Wolf products and allowed the product license rights to revert to Pagic and its assignees.  The Company retains a 3% overriding royalty on gross sales generated by Pagic or its assignees from any future product sales in exchange for system developments to date. The outstanding royalty and other accrued amounts owing to Pagic in the amount of US$156,519 were settled via a letter of agreement dated March 29, 2009 for a commitment to issue 391,298 common shares, with such shares subject to quarterly pooling releases beginning January 1, 2010.

Effective April 1, 2009, the Company terminated the Agreement and executed a new purchase agreement (the “Purchase Agreement”) to acquire all ownership rights and intellectual property relating to its VertiCrop vertical plant growing technology and Tomorrow Garden Kit technology (the “Technologies”) from Glen Kertz, a former director, Pagic and West Peak.

Pursuant to the Purchase Agreement, the Company agreed to pay a total of US$2,000,000 plus issue 3% of its common stock on conclusion of the purchase agreement.  The US$2,000,000 is payable on a cumulative basis as to US$65,000 on signing (paid) plus the greater of 3% of the gross monthly product sales less returns from exploitation of the technologies or US$12,000 per month until US$2,000,000 has been paid.  The ownership of the Technologies will remain in escrow until fully paid or if the Company defaults in making payments.  The issuance of the 3% of its common stock is payable upon release of the Technologies from escrow to the Company.  The Company may at any time elect to pay out the remaining balance due.  Should the Company default under this agreement  the Technologies will revert back to Glen Kertz and Pagic.

During the three months ended June 30, 2009, the Company paid US$153,295 to Pagic under the Purchase Agreement which has been recorded as product development costs.

5.    Vertigro Joint Venture

On October 2, 2006, as amended June 25, 2007, the Company entered into a letter of agreement (“LOA”) with Pagic, West Peak and Global Green Solutions Inc. (“Global Green”), whereby Global Green agreed to fund the next phase of the development of a high density vertical bio-reactor technology.  Pursuant to the LOA, the Company and Global Green established a commercial joint venture (the “Vertigro JV”), in which Global Green agreed to provide up to US$3,000,000 in initial funding to continue the research and development of the bio-reactor technology, construct a working prototype of the bio-reactor and develop the technology for commercial uses. The Company is obligated to provide product support, research and development and the non-exclusive use of the Company’s properties and lands for which Global Green has agreed to reimburse the Company as part of its US$3,000,000 initial funding commitment. Until such time as the joint venture has fully repaid to Global Green the US$3,000,000, Global Green shall receive 70% of the net cash flow generated by anticipated future operations after which each of Global Green and the Company will hold a 50% interest in the Vertigro JV, subject to an aggregate 4.5% royalty based on gross revenue as defined in the Vertigro JV, to Pagic and West Peak.

5.    Vertigro Joint Venture (Continued)

On May 5, 2008, the Company and Global Green concurrently incorporated Vertigro Algae Technologies, LLC (“VAT”) and entered into a revised operating agreement (“Operating Agreement”) which replaced the LOA. Pursuant to the Operating Agreement, Global Green and the Company each hold a 50% interest in VAT and have committed to fund project development costs according to ownership allocation. Further, the Company will retain assets of Vertigro JV, including buildings, laboratory, and equipment.  Global Green will receive 70% of the net cash flow generated by the VAT until it has received US$3,000,000 in excess of its 50% interest in such cash flow, and the Company will receive the remaining 30% net cash flow.

Also on May 5, 2008, VAT executed a Technology License Agreement (“Technology License”) together with Pagic and West Peak.  The Technology License licenses certain algae biomass technology and intellectual property to VAT for purposes of commercialization and exploitation for all industrial, commercial and retail applications worldwide (“Algae Biomass Technology”).  As consideration for the Technology License, the Company and Global Green agreed to issue 16,666 common shares and 300,000 common shares, respectively, to Pagic and also pay a one-time commercialization fee of US$50,000 upon the Algae Biomass Technology achieving commercial viability.  The Technology License is subject to royalty of 4.5% of gross customer sales receipts for use of the Algae Biomass Technology and aggregate annual royalty minimum amounts of US$50,000 in 2009, US$100,000 in 2010 and US$250,000 in 2011 and each year thereafter in which the Technology License is effective.  The Company issued the 16,667 common shares to Pagic on August 18, 2008 at a fair value of $190,746, which has been expensed to product development, and has accrued its share of the US$50,000 payment due on March 31, 2009.

Accounts receivable of $893,655 as at June 30, 2009 includes a receivable due from Global Green in the amount of $774,219.  The balance is primarily made up of value added taxes recoverable.

6.   Inventories

As at June 30, 2009, inventories in the aggregate of $34,038 consisted of product relating to the Company’s Tomorrow Garden project and are valued at lower of cost and net realizable value.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)

7.      Promissory Notes Payable

On July 21, 2008, the Company closed a financing of zero coupon, 12% interest, senior secured convertible promissory notes in the amount of US $2,428,160 with an aggregate purchase price of US $2,168,000 with four investors, one of which was the Company’s Chief Financial Officer.  The debt is convertible into common shares at the lesser of US $9.18 per share (unless the conversion price has been adjusted pursuant to further contract covenants) and 70% of the average of the five lowest closing bid prices for the ten preceding trading days.  The Company issued each purchaser in the private placement two warrants - one warrant redeemable by the Company and the other non-redeemable.  The non-redeemable warrants are exercisable at US $9.90 and permit the holder to purchase 264,506 common shares.  The redeemable warrants are exercisable at US $13.50 and permit the holder to purchase 132,253 common shares.  Further, the Company issued 24,401 non-redeemable warrants, 12,201 redeemable warrants and US $160,000 in cash as transaction costs.  The warrants carry a term of five years from the date of closing of the financing.  The redeemable warrants may be redeemed by the Company at a price of US $0.18 per warrant only if certain conditions have been satisfied including the Company’s common shares having closed at $27.00 per share or greater for a period of 20 consecutive trading days and the warrant holder being able to resell the shares acquired upon exercise through a resale registration statement or under Rule 144 of the United States Securities Act.

Effective March 27, 2009, the Company settled this note by:

•
Issuing new promissory notes whose underlying agreements create a secured interest with aggregate face value of US$1,323,000 that accrue interest at 12% and are repayable by the Company anytime until maturity on December 31, 2009.;

•
Settlement of the non-cash portions of the convertible note including US$524,884 in prepayment penalty, US$260,160 in original issuer discounts and US$371,771 in interest which includes the interest payable on the new note through December 31, 2009 for an aggregate settlement amount of US$1,156,815 which was settled through the issuance of  2,892,036 common shares that are restricted from trading and pooled until January 1, 2010;

•	Repayment of US$400,000 to subscribers (cash paid May 11, 2009); and

•	Conversion of US$250,000 face value of the original note into 312,500 common shares of the Company (Issued May 9, 2009).

The terms of the new US$1,323,000 promissory note include the following:

•	If the promissory note is not settled prior to the maturity date on December 31, 2009, the features of the new note revert to those of the convertible note it replaced;
•
If prior to March 31, 2010, the Company issues common shares at a price less than the valuation of the shares issued to each note holder, the Company will issue to each note holder additional common shares based on the lower valuation.

The US$1,323,000 notes payable, inclusive of 12% simple interest had a carrying value of $1,414,879 as at June 30, 2009.

8.       Related Party Transactions

Amounts due to related parties are non-interest bearing and have no specific terms of repayment. Due to related parties includes the following amounts at June 30 in respect to certain of the above transactions:

	June 30, 2009	June 30, 2008
(a) Pagic	$ -	$ 153,480
(b) CFO	13,000	167,271
(c) Consulting services and unsecured loan advances	3,150	57,364
(d) Consulting services and unsecured loan advances	40,780	1,386,479
(e) Advertising	-	-
(f) Operational management consulting	61,620	62,024
(g) Unsecured loan advances	-	101,039
	$ 118,550	$ 1,927,657

Related party transactions are in the ordinary course of business and are measured at the exchange amount at the time the agreement is entered into or services are provided.  Related party transactions not disclosed elsewhere in these financial statements are as follows:

	For the three months ended June 30, 2009	For the three months ended June 30, 2008
(a) Pagic, a company related by a past common officer and director for:
   (i)    Net payments for Verticrop technology purchase agreement in 2009; product development expenses including royalties during 2008
(ii)   Exchange of amounts settled at March 31, 2009 for
   issuance 391,298 common shares
	$ 153,295 shares issued	$ 71,256 -
(b) The Company’s Chief Financial Officer (“CFO”) and director for:
   (i)   Charges for professional fees
   (ii)   Net short-term advances, at 8-10% interest per annum
(iii)  Exchange of amounts settled at March 31, 2009 for
     issuance 1,085,690 common shares
   (iv)  Payments
	$ 9,000 $ 4,000 shares issued $ 19,105	$ 9,000 $ 1,151 - -
(c) Charges from private companies with CFO and director in common for:
   (i)    Office rent
   (ii)   Consulting fee
   (iii)  Payments
(iv)  Exchange of amounts settled at March 31, 2009 for
   issuance of 114,826 common shares
	$ 9,450 $ 37,800 $ 77,038 shares issued	$ 2,500 $ 12,500 $ 10,000 -
(d) West Peak and its principal shareholder, a beneficial owner of more than 5% of the Company’s common shares:
(i) Unsecured loan advances, at 8% interest per annum (ii) Consulting fees (iii) Exchange of amounts settled at March 31, 2009 for issuance of 4,722,204 common shares (iv) Payments for services	$ 40,780 $ 35,000 shares issued $ 35,000	$ 312,290 - - -
(e) Advertising services provided by a private company with a director in common	-	$ 161,416
(f) Two directors for: (i) Operational management consulting and investor relations services (ii) Exchange of amounts settled at March 31, 2009 forissuance of 46,875 common shares (iii) Payments	$ 24,296 shares issued $ 50,942	$ 61,997 - -
(g) A director for: (i) Loans received during the quarter with 8% interest	-	$ 101,039

9.      Commitments

Commitments not disclosed elsewhere in these financial statements are as follows:

The Company leases office and development space in Launceston, Cornwall, UK under a ten-year lease ending on November 15, 2017 at a quarterly cost of $24,020 (GB£12,550).  Remaining commitments as at June 30, 2009 are as follows:

2010	$ 72,061
2011	96,081
2012	96,081
2013	96,081
2014	96,081
Thereafter	348,295
$ 804,680

Valcent Products Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)

10. Share Capital

(a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value – none issued

(b)	Issued and outstanding:

The common share issuances consisted of the following transactions:

	Number of Shares	Amount

Balance, as at March 31, 2008	2,459,636	$16,691,282

Private placement, net of share issue costs	180,703	1,991,795
Shares issued for promissory note interest	5,555	65,333
Issued for financial consulting services	35,776	360,030
Issued for technology license	16,667	190,746
Conversion of convertible notes	289,344	1,772,363
Warrants exercised	21,296	203,990
Reclassification from contributed surplus upon exercise of warrants	0	71,869
Reclassification from equity portion on conversion of convertible notes	0	610,108

Balance, as at March 31, 2009	3,008,977	21,957,516
Shares issued for debt settlements (i)	29,516,923	13,662,915
Conversion of convertible notes (ii)	312,500	315,882
Reclassification from equity portion on conversion of convertible notes	-	2,976,431
Balance, as at June 30, 2009	32,838,400	$38,912,744

Valcent Products Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)

10.Share Capital (Continued)

During the three months ended June 30, 2009, the Company:

(i)
In conjunction with certain restructuring initiatives effective March 27, 2009, the Company entered into a series of debt settlement agreements whereby it agreed to issue restricted common shares in settlement of convertible debentures, debenture related interest, original issuer discounts, prepayment penalties, future interest, certain accounts payable and related party amounts owing, certain advances, unpaid finders’ fees and demand and term promissory notes.  An aggregate of US$10,806,780 representing these balances was settled in exchange for 29,516,951 common shares issued on May 11, 2009.  Included in these shares are 24,232,816 common shares which are subject to pooling restrictions with quarterly equal releases beginning on January 1, 2010, a further 2,634,135 common shares were subject to pooling restrictions until January 1, 2010.

(ii)	Issued 312,500 common shares pursuant to conversions of July 2008 convertible notes for US$250,000 face value of the original note.

(c)	Stock options

The Company has a stock option plan (“Plan”) that allows for stock options to be issued to employees, directors, officers and consultants on both a qualified and non-qualified basis. The aggregate number of common shares as to which options and bonuses may be granted from time to time under the Plan shall not exceed 20% of the Company’s issued and outstanding number of common shares and the number of common shares as to which options and bonuses may be granted under the US incentive portion of the Plan shall not exceed 17% of the Company’s issued and outstanding common shares. The Company’s Plan provides that the terms of the options and the option prices shall be fixed by the board of directors or committee and subject to the requirements of the exchange on which the Company’s common shares are traded or any other governing regulatory body, at the time of exercise. Options granted shall expire after a period of five years or terminate three months after the recipient ceases to be an employee of the Company.

Effective March 31, 2009, the Company cancelled all outstanding stock options in conjunction with restructuring initiatives. As at March 31, 2009 and June 30, 2009, no stock options were outstanding.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)

10.         Share Capital (Continued)

(d)	Warrants

Each of the Company’s share purchase warrants is exercisable into one common share. The following summarizes warrants activity for the three months ended June 30, 2009:

	Number of Warrants	Weighted Average US Price
Warrants outstanding and exercisable, March 31, 2009	1,149,516	$ 12.38
Expired	(225,464)	$ 12.93
Warrants outstanding and exercisable, June 30, 2009	924,052	$ 7.36

As at June 30, 2009, the following share purchase warrants were outstanding:

Expiry Date	US Exercise Price	2009 Number of Warrants

July 10, 2009	$13.50	2,917
October 9, 2009	$13.50	33,796
December 1, 2009	$ 9.00	111,111
December 1, 2009	$18.00	111,111
December 18, 2009	$13.50	130,492
February 19, 2010	$13.50	6,944
March 21, 2010	$15.30	3,968
May 1, 2010	$13.50	83,241
June 6, 2010	$13.50	5,418
July 22, 2010	$13.50	1,695
July 20, 2013	$ 0.40	433,359*

Total		924,052

*On July 17, 2009, the Company issued units of securities causing the contracted decrease in exercise prices of these warrants to US$0.40 from 228,906 warrants at $9.90 and 144,453 warrants at $12.60.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
Unaudited and Prepared by Management
 (Expressed in Canadian Dollars)

11. Commitment to Issue Shares

On March 26, 2009, the Company entered into a subscription agreement for an investment of up to US$2,000,000 convertible into units. The subscription funds bear interest at 10% (at the rate of US$0.125 per unit on the date upon which the Company effects a share consolidation).  Each unit will consist of one restricted common share and one-third share purchase warrant with each whole warrant exercisable into one common share at an exercise price of US$0.45 per share for a one year term from the date of issue.  The warrants may be exercised on a cashless basis.

As at March 31, 2009, the Company had received US$500,000 ($630,650) which has been reflected as a promissory note payable in the financial statements. During the year ended March 31, 2009, the Company accrued US$685 interest on the principal balance of this advance. On May 22, 2009, the balance of US$1,500,000 was received.

The Company completed the share consolidation on July 17, 2009, and on July 18, 2009, issued 16,303,562 common shares pursuant to the conversion of US$2,000,000 in subscription advances and interest of US$37,945 and also issued 5,434,521 warrants to purchase 5,434,521 common shares at an exercise price of US$0.45 per share expiring July 18, 2010.

On April 1, 2009 through June 22, 2009, the Company received subscriptions to a 10% convertible promissory note in the aggregate of US$176,240. The note and accrued interest have been converted into units at the rate of US$0.40 per unit.  Each unit consists of one restricted common share and one share purchase warrant to purchase an additional restricted common share at an exercise price of US$0.60 per share for a two year term from the date of conversion. On July 17, 2009, the Company issued 458,139 common shares pursuant to the conversion of US$179,478 in convertible notes and interest of US$3,777 and also issued 458,139 warrants to purchase 458,139 common shares at an exercise price of US$0.60 per share until July 17, 2011.

12. Subsequent Events

Subsequent events not disclosed elsewhere in these financial statements are as follows:

On July 31, 2009, the Company issued an aggregate of 75,000 common shares valued at US$43,500 pursuant to obligations under a public relations agreement and an internet based services agreement.